Exhibit 99.1

SuperCom Files 2018 Annual Report on Form 20-F

EBITDA of $0.4 Million

Tel-Aviv, Israel, December 4, 2019 – SuperCom (NASDAQ: SPCB), a global provider of secure solutions for the e-government, public safety, healthcare, and finance sectors, reports 2018 20-F filing with the SEC

A full detailed 2018 annual report along with the audited 2018 financials are presenting in the company filed annual report on the form 20-F.

Below you may find the Non-GAAP financial highlights and the reconciliation to GAAP.

2018 Non-GAAP Financial Highlights (Compared to full year of 2017)

•	Core Operating Expenses decreased 28% to $15.5 million from $21.5 million.

•	Non-GAAP Net Income improved to $0.03 million from a loss of ($0.46) .

•	Non-GAAP Operating Income increased to $0.37 million from $0.08 million

•	EBITDA improved to $0.37 million from $0.19 million.

•	Non-GAAP Gross Margin to 47.4%. compared to 41% last year

•	Revenue decreased to $22 million from $33 million

•	Revenue from Developed Countries increased to 72% of total revenue compared to 44% in previous year.

•	Revenue from Emerging Countries decreased to 28% of total revenue compared to 54% in previous year.

About SuperCom

Since 1988, SuperCom has been a global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation. For more information, visit www.supercom.com.

SuperCom Corporate Contact:

Ordan Trabelsi, President, Americas

Tel: 1-212-675-4606

ordan@supercom.com

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on May 21, 2018. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

[Tables to follow]

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SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP Figures and EBITDA to Net Income

(U.S. dollars in thousands, except per share data)

	12 months ended
	December 31, 2019	December 31, 2018
	Unaudited	Unaudited
GAAP Gross Profit	8.139	12,913
One-time Inventory write offs	1,509	0
Amortization of Software/IP	616	615
Stock-based compensation expenses	116	217
Non-GAAP Gross Profit	10,380	13,745

GAAP Operating Income (Loss)	(9,675)	(6,516)
Depreciation, Amortization of Software/IP, Customer Contracts and Brand, and Stock-based compensation expenses	3948	2,794
One-time Inventory write offs	1,527	-
ASC 606 Adjustments	624	-
Foreign Currency Loss	1,539	1,729
Allowance for Doubtful Debt	2.406	327
Non-GAAP Operating Income	369	77

GAAP Net Income (Loss)	(15,741)	(6,661)
Amortization of Software/IP, Customer Contracts and Brand, and Stock-based compensation expenses	3,948	4537
One time Inventory write off	1,527	-
ASC 606 Adjustments	624	-
Foreign Currency Loss	1,539	1,729
Income tax benefit	5,730	(393)
Allowance for Doubtful Debt	2.406	327
Non-GAAP Net Income (Loss)	33	(461)
Non-GAAP EPS	0.00	(0.03)

GAAP Net Loss	(15,741)	(6,661)
Amortization of Software/IP, Customer Contracts and Brand, and Stock-based compensation expenses	3,948	4537
One time Inventory write off	1,527	-
ASC 606 Adjustments	624	-
Foreign Currency Loss	1,539	1,729
Income tax expenses(benefit)	5,730	(393)
Financial expenses (income), net	336	538
Allowance for Doubtful Debt	2.406	327
EBITDA *	369	188

* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization and adjusting for other non-cash items and one-time expenses.

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